Exhibit 99.2

June 7, 2022

Fellow Shareholders,

Our Q1 results were in line with our previous expectations as our project sales for this year were scheduled to ramp beginning in Q2 and accelerate near the end of the year. Q1 revenue was $3.5 million, driven almost entirely by our IPP assets in China and the U.S. Gross margin for the quarter was 32.5% and adjusted EBITDA was $0.6 million.

Looking forward, we continue to be excited about our revenue ramp towards the end of this year and beyond driven by our strong project pipeline. The global macroenvironment has created severe dislocations in markets and industries worldwide and has impacted everyone. For us, we are benefiting from a favorable tailwind and extremely strong demand for solar in our largest market in Europe but are also seeing some slowdowns in the U.S. and China due to supply chain disruptions and recent government actions. We will go into these three markets in detail:

In Europe, our largest market, the solar industry continues to receive increasingly favorable policy support, which is leading to an acceleration of market opportunities. As an example, In May, the European Commission presented the REPowerEU Plan, a response to tackle the climate crisis and end its dependence on Russian fossil fuels. In the REPowerEU Plan, the Commission proposed to massively scale and speed up renewable energy development in the EU and other initiatives, including:

•	A higher target share in renewable energy of 45% by 2030 from the proposed 40% share set last year.

•	A dedicated EU Solar Energy Strategy that would double the EU’s current solar photovoltaic capacity to 320 GWs by 2025 and install 600 GW by 2030.

•	A proposal to cut the permitting time for major renewable projects by half and a targeted amendment to the Renewable Energy Directive to recognize renewable energy as an overriding public interest.

In Germany, renewable energy policy has become one of the most important national agendas as it aims to make Germany’s power system completely based on renewable energy by 2035. In a recent draft legislation, Germany laid out a plan to more than triple solar capacity to 200 GW by 2030 via tenders and improved support for smaller solar projects.

Further, in Q1, European Power Purchase Agreement (PPA) prices for solar rose by 27.5% year-over-year, according to the Q1 PPA Price Index from U.S. renewables marketplace and procurement platform LevelTen Energy. This significant increase in PPA prices is largely driven by demand directly attributable to the conflict between Ukraine and Russia driving up energy prices across Europe. In addition, we are also seeing an increase of retail electricity providers purchasing spare capacity to meet their own decarbonization and sustainability goals and provide green electricity offerings to their customers. These higher PPA prices have driven up the value of our pre-NTP and NTP project pipeline in Europe.

In the U.S., our second largest market, solar installations in Q1 increased 11% year-over-year. However, utility scale solar installations slowed due to continued pandemic-related challenges in supply chain, inflation, trade risks and lack of regulatory certainty. While this situation has severely impacted large solar project developers, we have not seen any delays to our U.S. based projects that we expect to close this year as the majority of our projects are focused on small to medium sized utility scale and community solar projects which are targeted to reach COD in 2024 and beyond. However, one of our mid-to-late stage projects was impacted by interconnection challenges during the quarter as a result of increasing costs and schedule delays. Despite these near-term challenges, the long-term trend towards renewable energy in the U.S. remains intact and solar continues to be the leading technology in the clean energy pipeline, accounting for over 50% of all clean power capacity in development in the U.S. On top of this, we welcome the Biden’s administration’s decision to waive tariffs on solar panels from four Southeast Asian nations for 24 months.

In China, the Covid lockdowns in April and May impacted economic activity and caused severe supply chain disruptions. We expect a portion of our previously planned new IPP projects in China to be impacted and therefore anticipate our year end new IPP project target in China to be closer to 50 to 70 MW.

With strong demand for solar energy, we believe we are well-positioned to capitalize on this opportunity given our deep expertise in developing and operating solar projects, our extensive network of industry partnerships throughout Europe, our well-capitalized balance sheet, and our unmatched track record in closing financing transactions and profitably monetizing projects. This quarter, we welcomed Mr. Himanshu Shah and Ramnath Iyer to our Board of Directors. They bring significant business and capital market experience and expertise on sustainability, environmental, social and governance. We are excited for their contributions to come.

With that overview, we will now review the details of our first quarter operating and financial performance.

Q1 2022 Financial Highlights:

•	Revenue decreased 85% sequentially to $3.5 million from $22.8 million in Q4’21

•	GAAP gross margin was 32.5%, higher than our guidance range as Q1 revenue was mostly from IPP solar assets

•	GAAP net loss was $1.7 million, slightly higher than $1.6 million net loss in Q4’21

•	Non-GAAP net loss was $1.0 million compared to $2.5 million Non-GAAP net income in Q4’21

•	Free cash flow was negative $18.2 million versus negative $9.5 million in Q4’21

(in $ millions)	Q1’22	Q4’21	Q/Q Change
GAAP Revenue	$3.5	$22.8	-85%
GAAP gross profit	$1.1	$7.2	-84%
GAAP operating income (loss)	$(2.2)	$(1.4)	-54%
Non-GAAP operating income (loss)	$(1.4)	$3.5	-139%
EBITDA	$0.0	$0.7	-107%
Adjusted EBITDA	$0.6	$5.3	-87%
GAAP net income (loss) attributed to ReneSola Power	$(1.7)	$(1.6)	+7%
Non-GAAP net (loss) attributed to ReneSola Power	$(1.0)	$2.5	-140%

Revenue was composed as follows:

	Q1’22 Revenue	% of Total
Segment	(US$'000)	Revenue
Project Development	-	-
IPP	$3,304	94%
Others	$210	6%
Total	$3,514	100%

“IPP” consists of sale of electricity in China and the U.S.

“Other” refers to operations and maintenance.

Revenue breakdown by regions:

	Q1’22 Revenue	% of Total
Region	(US $’000)	Revenue
Europe	$194	6%
North America	$210	6%
China	$3,110	88%
Total	$3,514	100%

Mid-to-Late Stage Pipeline Growth Goal

In 2022, we expect to close the year at 3 GWs with a significant portion of the growth coming from Europe due to favorable policy support. We target growth of the Company’s mid-to-late stage pipeline to 5 GWs by the end of 2024 with a significant portion of the growth coming from Europe.

The following table details our mid-to-late stage project pipeline by location:

Project Location	Mid-to-late stage (MW)
U.S.	552
Poland	620
Spain	304
U.K.	235
Germany	40
France	112
Hungary	102
Italy	34
China (IPP)	74
Total	2,073

In addition to the solar PV project portfolio, we also have a storage pipeline of over 2 GWh in the U.S. and Europe at different development stages. About 1 GWh of the pipeline is mid-to-late stage.

Detailed Review of Pipeline by Region

United States

Our mid-to-late stage U.S. projects pipeline now totals 552 MW, down from last quarter due to a project experiencing interconnection cost increases and schedule delays. As a result, we chose to stop pursuing the project. Of our total 552 MW pipeline, 67 MW are community solar projects in Minnesota, Maine, and New York. Additionally, we have projects under development in Alabama, California, Illinois, and Pennsylvania. Meanwhile, we operate 24 MW of utility projects in North Carolina.

U.S.A.	Capacity (MW)	Project Type	Status	Expected NTP/Sale	Business Model
Alabama	75	Utility PV + Storage	Under Development	2023/2024	NTP Sale
California	166	Utility PV+Storage	Under Development	2022/2023	NTP Sale
Florida	100	Utility Scale	Under Development	2022	NTP Sale
Illinois	48	Utility PV+Storage	Under Development	2023/2024	NTP Sale
Maine	12	DG & Community Solar	Under Development	2022/2023	NTP Sale
Minnesota	6	Community Solar	Under Development	2022/2023	NTP Sale
New York	75	Community+Utility	Under Development	2022/2023	NTP Sale
Pennsylvania	70	Utility Scale PV+Storage	Under Development	2022	NTP Sale
Total	552

Poland

In Poland, we have 620 MW of ground-mounted projects in our mid-to-late stage pipeline.

Poland	Project	Capacity (MW)	Project Type	Status	Expected RTB/Sale	Business Model
Auction 2020 and 2021	Solar farms	75	Ground-mounted	Under Construction	2022 + 2023 COD	RTB Sale + EPC
Current Pipeline	Including smaller scale projects	~545	Ground-mounted	Under Development	2022/2024 RTB	RTB Sale
	Total	~620

Spain

We have a mid-to-late stage pipeline of 304 MW of ground-mounted projects located in various regions across Spain.

Spain	Location	Capacity (MW)	Project Type	Status	Expected RTB/Sale	Business Model
Castillo (three projects)	Alicante	24	Ground-mounted	Under Development	2022	RTB Sale
Project Portfolio	Spain	280	Ground-mounted	Under Development	2023/2024	RTB Sale
	Total	304

U.K.

In Q1, we closed a sale of a 24 MW solar-plus-storage project in the UK to Innova, a company that invests in and operates renewable energy assets. At quarter end, we have a mid-to-late stage pipeline of 235 MW of ground-mounted projects under development.

U.K.	Capacity (MW)	Project Type	Status	Expected RTB/Sale	Business Model
Novergy Portfolio	185	Solar only Ground-mounted	Under Development	2022/2023	RTB Sale
Others	50	Solar-plus-storage Ground- mounted	Under Development	2023/2024	RTB Sale
Total	235

Germany

We have secured a late-stage pipeline of 40 MW of ground-mounted projects now under development.

Germany	Capacity (MW)	Project Type	Status	Expected RTB/Sale	Business Model
Project - Kentzlin	12	Ground-mounted	Under Development	2022	RTB Sale
Project Portfolios	28	Ground-mounted	Under Development	2023	RTB Sale
Total	40

France

In France, we have a project pipeline of 112 MW, all of which are ground-mounted projects.

France	Location	Capacity (MW)	Project Type	Status	Expected RTB/Sale	Business Model
Project Portfolios	France	94	Ground mounted	Under Development	2022/2023	RTB Sale
Project Portfolios	France	18	Ground mounted	Under Development	2022	Development Services
Total		112

Hungary

In Hungary, we invest in small-scale DG projects. Our late-stage pipeline has a total capacity of 102 MW.

Hungary	Location	Capacity (MW)	Project Type	Status	Expected RTB/Sale	Business Model
Portfolio with FIT	Hungary	54	Ground- mounted	Ready-to-Build	2022/2023	COD Sale
Portfolio for Corporate PPAs	Hungary	48	Ground- mounted	Under Development	2022/2023	COD Sale
	Total	102

Italy

In Italy, we partnered with two local developers and started to build our pipeline in this important market.

Italy	Location	Capacity (MW)	Project Type	Status	Expected RTB/Sale	Business Model
Opal 1 - Lancia	Molise, Italy	7	Ground- mounted	Under Development	2023/2024	RTB Sale
OpalB - CIRO	Cutro, Calabria	8	Ground- mounted	Under Development	2023/2024	RTB Sale
Project Portfolio	Sicily	14	Ground- mounted	Under Development	2023/2024	RTB Sale
Caggegi	Augusta	5	Ground- mounted	Under Development	2023/2024	RTB Sale
	Total	34

Solid Operating Asset Portfolio with Attractive Long-term Growth Plan

We currently own ~183 MW of operating projects, of which we operate ~159 MW of rooftop projects in China, and ~24 MW in the U.S. In Q1 2022, we connected about 3 MW of newly developed projects in China. The China rooftop solar projects are concentrated in attractive eastern provinces with Commercial and Industrial (C&I) off-takers.

Operating Assets	Capacity(MW)
China DG	159
- Zhejiang	44
- Henan	46
- Anhui	31
- Hebei	17
- Jiangsu	13
- Shandong	3
- Fujian	5
- Liaoning	0.2
United States	24
Total	183

As mentioned, our new asset development pipeline in China is now estimated to be 74 MW, down from our prior estimate of 114 MW as a result of the Covid lockdowns in China. We intend to own and operate all projects in China as IPP assets. During 2021, we significantly slowed our pace of development, because target projects could not meet our IRR goals due to high material costs and other burdens. We intend to build our asset portfolio in China but will do so in a disciplined manner that ensures we meet our profit goals.

China	Location	Capacity (MW)	Project Type	Status	Expected COD	Business Model
China DG	Jiangsu	56	Net Metering	Under Development	2022	IPP Business
China DG	Zhejiang	8	Net Metering	Under Development	2022	IPP Business
China DG	Shandong	1	Net Metering	Under Development	2022	IPP Business
China DG	Anhui	3	Net Metering	Under Development	2022	IPP Business
China DG	Others	6	Net Metering	Under Development	2022	IPP Business
	Total	74

Q1 2022 Financial Results:

All figures refer to the first quarter of 2022, unless stated otherwise.

Revenue

Revenue was $3.5 million, down 85% both sequentially and year-over-year. Revenue for the quarterly was largely driven by energy sales from IPP assets that came from 33 million KWh generated by our rooftop DG projects in China and the U.S.

Gross Profit and Gross Margin

GAAP gross profit was $1.1 million compared to $7.2 million in Q4 2021 and $6.8 million in Q1 2021 and represented 32.5% as a percentage of revenue. Non-GAAP gross profit was $1.4 million and represented 36.3% as a percentage of revenue. Gross margin was above our guidance range for the full year as revenue mostly were attributed to higher margin IPP assets.

Operating Expense

GAAP operating expenses were $3.4 million, down significantly versus $8.7 million in Q4 2021 but somewhat higher than $2.7 million from Q1 of last year. Non-GAAP operating expenses were $2.7 million, this is compared to $4.3 million in Q4 2021 and $2.2 million in Q1 2021.

Investment Income

In Q1, we recorded $0.7 million gain through equity investment from a sale of our 50% stake in Solar Nexus with 24 MW solar-plus-storage project in the UK to Innova Group.

Net Income (loss)

GAAP net loss attributed to ReneSola Power common shareholders was $1.7 million, compared to $1.6 million net loss in Q4 2021 and $0.8 million net income in Q1 2021. Net loss per ADS was $0.03, compared to net loss per ADS of $0.02 in Q4 2021 and net income per ADS of $0.01 in Q1 2021.

Non-GAAP net loss attributed to ReneSola Power was $1.0 million, compared to a non-GAAP net income of $2.5 million in Q4 2021 and $3 million net income in Q1 2021. Non-GAAP net loss per ADS was $0.02, compared to $0.04 in Q4 2021 and $0.05 Non-GAAP net loss per ADS in Q1 2021.

Cash Flow

Cash flow from operating activities was negative $14.4 million; cash flow used in investing activities was $3.7 million, and cash flow used in financing activities was $14.2 million.

Financial Position

All figures are as of quarter-end, March 31, 2022.

Cash and cash equivalents at the end of Q1 2022 were $222.9 million compared to $254.1 million at the end of Q4 2021. During the quarter, we purchased $10 million of 2-year U.S. Treasury notes. Cash per ADS was $3.33. Book value equals $5.97 per ADS. This compares to our current ADS price of $4.91, as of the date of this letter.

Total current assets were $308.4 million compared to $329.2 million at the end of Q4 2021. Our debt-to-asset ratio decreased to 9.6% compared to 11% in Q4 2021

As of the date of this letter, we still have $30 million authorized in our share repurchase program.

Outlook for 2022

For 2022, we reiterate our expectation for full year revenue in the range of $100 to $120 million. Project sales for the year began to ramp in Q2 and should accelerate throughout the year. As such, we anticipate our Q2 revenue will be between $13 million to $16 million and our Q2 gross margin to be between 35% to 40%.

We expect gross margin for the year between 20 to 25%. For net profit, we are targeting $9 to $10 million for the full year, which is in line with our prior guidance of at least 30% growth.

Conclusion

We believe broad social and governmental support for renewable energy will create a robust environment supporting the growth of solar projects, which in turn should drive exciting growth for us in the quarters ahead. Our strategy is sound, and our track record of execution is strong. We have never been more excited about the future.

We would like to thank our employees for their hard work and dedication. We also want to thank our customers, partners and shareholders for your continued support and confidence in ReneSola Power.

Sincerely,

Yumin Liu	Ke Chen
Chief Executive Officer	Chief Financial Officer

First Quarter 2022 Earnings Results Conference Call

We will host a conference call today to discuss our first quarter 2022 business and financial results. The call is scheduled to begin at 5:00 p.m. U.S. Eastern Time on Tuesday, June 7, 2022.

Please register in advance to join the conference call using the link provided below and dial in 10 minutes before the call is scheduled to begin. Conference call access information will be provided upon registration.

Participant Online Registration: http://apac.directeventreg.com/registration/event/7779910

A replay of the conference call may be accessed by phone at the following numbers until June 15, 2022. To access the replay, please reference the conference ID 7779910.

	Phone Number	Toll-Free Number
United States	+1 (646) 254-3697	+1 (855) 452-5696
Hong Kong	+852 3051-2780	+852 8009-63117
Mainland China		+86 (800) 988-0552
Other International	+61 (2) 8199-0299

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of ReneSola Power's website at http://ir.renesolapower.com.

Safe Harbor Statement

This shareholder letter contains statements that constitute ''forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Whenever you read a statement that is not simply a statement of historical fact (such as when the Company describes what it "believes," "plans," "expects" or "anticipates" will occur, what "will" or "could" happen, and other similar statements), you must remember that the Company's expectations may not be correct, even though it believes that they are reasonable. Furthermore, the forward-looking statements are mainly related to the Company’s continuing operations and you may not be able to compare such information with the Company’s past performance or results. The Company does not guarantee that the forward-looking statements will happen as described or that they will happen at all. Further information regarding risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements is included in the Company's filings with the U.S. Securities and Exchange Commission, including the Company's annual report on Form 20-F. The Company undertakes no obligation, beyond that required by law, to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made, even though the Company's situation may change in the future.

For investor and media inquiries, please contact:

ReneSola Power

Mr. Adam Krop

+1 (347) 577-9055 x115

IR.USA@renesolapower.com

IR@renesolapower.com

The Blueshirt Group

Mr. Yujia Zhai, CPA

Yujia@blueshirtgroup.com

Appendix 1: Unaudited Consolidated Income Statement

RENESOLA LTD

Unaudited Consolidated Statements of Operations

(US dollars in thousands, except ADS and share data)

	Three Months Ended
	March 31, 2022	December 31, 2021	March 31, 2021
Net revenues	3,514	22,816	22,775
Cost of revenues	(2,373)	(15,573)	(15,975)
Gross profit	1,141	7,243	6,800

Operating (expenses)/income:
Sales and marketing	(3)	154	(125)
General and administrative	(3,107)	(7,855)	(2,749)
Other operating (expenses)/income	(250)	(622)	158
Impairment of long-lived assets	-	(360)	-
Total operating expenses	(3,360)	(8,683)	(2,716)

Income(loss) from operations	(2,219)	(1,440)	4,084
Non-operating (expenses)/income:
Interest income	357	254	520
Interest expense	(708)	(1,669)	(1,501)
Investment income for subsidiaries	714	-	-
Foreign exchange (losses)/gains	(85)	189	(1,878)
Total non-operating (expenses)/income	278	(1,226)	(2,859)

Income(loss) before income tax	(1,941)	(2,666)	1,225

Income tax (expense)/benefit	(107)	(251)	(401)
Income(loss),net of tax	(2,048)	(2,917)	824

Less: Net income attributed to non-controlling interests	(363)	(1,341)	50
Net income(loss) attributed to ReneSola Ltd	(1,685)	(1,576)	774

Income attributed to ReneSola Ltd per ADS
Basic	(0.03)	(0.02)	0.01
Diluted	(0.03)	(0.02)	0.01

Weighted average number of ADS used in computing income/(loss) per ADS*
Basic	66,918,272	69,496,550	66,581,741
Diluted	66,918,272	69,496,550	67,273,809

*Each American depositary shares (ADS) represents 10 common shares

Appendix 2: Unaudited Consolidated Balance Sheet

RENESOLA LTD

Unaudited Consolidated Balance Sheets

(US dollars in thousands)

	March 31,	December 31,	March 31,
	2022	2021	2021
ASSETS
Current assets:
Cash and cash equivalents	222,889	254,066	300,990
Restricted cash	20	317	1
Accounts receivable trade, net	29,496	34,349	32,241
Accounts receivable unbilled	11,455	11,474	-
Advances to suppliers	1,044	277	1,494
Value added tax receivable	5,731	4,600	3,761
Prepaid expenses and other current assets, net	17,408	14,519	13,831
Project assets current	20,327	9,587	16,358
Assets hold for sales	-	-	1,506
Total current assets	308,370	329,189	370,182

Property, plant and equipment, net	125,767	125,646	118,686
Deferred tax assets, net	780	776	753
Project assets non-current	7,739	6,551	2,571
Goodwill	1,023	1,023	1,023
Long-term invetements in U.S. Treasury Bills	9,985	-	-
Operating lease right-of-use assets	16,129	16,945	22,131
Finance lease right-of-use assets	24,442	24,558	25,375
Other non-current assets	25,665	24,582	26,418
Total assets	519,900	529,270	567,139

Current liabilities:
Short-term borrowings	-	-	800
Bond payable current	-	-	10,957
Accounts payable	4,173	3,765	4,572
Advances from customers	2	82	466
Amounts due to related parties	9,469	9,531	6,504
Other current liabilities	6,785	8,444	12,473
Income tax payable	416	844	920
Salaries payable	434	340	286
Liabilities held for sale	-	-	1,520
Operating lease liabilities current	338	727	1,367
Failed sale-lease back and finance lease liabilities current	12,202	11,367	11,211
Total current liabilities	33,819	35,100	51,076
Bond payable, non-current portion	-	-	-
Long-term borrowings	56	62	69
Operating lease liabilities non-current	15,522	15,778	20,117
Failed sale-lease back and finance lease liabilities non-current	26,849	29,917	38,713
Other long-term liabilities	-	-	-
Total liabilities	76,246	80,857	109,975
Shareholders' equity
Additional paid-in capital	13,046	12,396	7,981
Treasury stock	-20,000	-18,446	-
Accumulated deficit	(434,390)	(432,705)	(438,793)
Accumulated other comprehensive loss	(6,541)	(4,618)	(4,240)
Total equity attributed to ReneSola Ltd	399,494	404,006	413,322
Noncontrolling interest	44,160	44,407	43,842
Total shareholders' equity	443,654	448,413	457,164
Total liabilities and shareholders' equity	519,900	529,270	567,139

Appendix 3: Unaudited Consolidated Cash Flow Statement

RENESOLA LTD

Unaudited Consolidated Statements of Cash Flow

(US dollars in thousands)

	Three Months Ended
	March 31, 2022	December 31,2021
Net cash provided by (used in) operating activities	(14,361)	8,827

Net cash used in investing activities	(3,700)	(3,146)

Net cash provided by (used in) financing activities	(14,244)	(23,708)
Effect of exchange rate changes	831	(3,434)
Net increase in cash and cash equivalents and restricted cash	(31,474)	(21,461)
Cash and cash equivalents and restricted cash, beginning of the period	254,383	275,844
Cash and cash equivalents and restricted cash, end of the period	222,909	254,383

Appendix 4

Use of Non-GAAP Financial Measures

To supplement ReneSola Power’s financial statements presented on a GAAP basis, ReneSola Power provides non-GAAP financial data as supplemental measures of its performance.

To provide investors with additional insight and allow for a more comprehensive understanding of the information used by management in its financial and decision-making surrounding pro-forma operations, we supplement our consolidated financial statements presented on a basis consistent with U.S. generally accepted accounting principles, or GAAP, with EBITDA, Adjusted EBITDA, non-GAAP net income/ (loss) attributed to ReneSola Power and non-GAAP EPS as non-GAAP financial measures of earnings.

• EBITDA represents net income before income tax expense (benefit), interest expense, depreciation and amortization.

• Adjusted EBITDA represents EBITDA plus discount of electricity subsidy in China, plus share-based compensation, plus bad debt provision, plus impairment of long-lived assets, plus loss/(gain) on disposal of assets, plus foreign exchange loss/(gain).

• Non-GAAP net income/ (loss) attributed to ReneSola Power represents GAAP net income/(loss) attributed to ReneSola Power plus discount of electricity subsidy in China, plus share-based compensation, plus bad debt provision, plus impairment of long-lived assets, plus loss/(gain) on disposal of assets, plus foreign exchange loss/(gain).

• Non-GAAP EPS represents Non-GAAP net income/ (loss) attributed to ReneSola Power divided by the number of fully diluted shares outstanding.

Our management uses EBITDA, Adjusted EBITDA, non-GAAP net income/ (loss) attributed to ReneSola Power and non-GAAP EPS as financial measures to evaluate the profitability and efficiency of our business model. We use these non-GAAP financial measures to access the strength of the underlying operations of our business. These adjustments, and the non-GAAP financial measures that are derived from them, provide supplemental information to analyze our operations between periods and over time.

We find these measures especially useful when reviewing pro-forma results of operations, which include large non-cash impairment of long-lived assets and loss on disposal of assets. Investors should consider our non-GAAP financial measures in addition to, and not as a substitute for, financial measures prepared in accordance with GAAP.

Appendix 5

GAAP to Non-GAAP Unaudited Reconciliation

	Three Months Ended
	March 31, 2022	December 31, 2021	March 31, 2021
		(in thousands)
Reconciliation of Revenue
GAAP Net revenue	$3,514	$22,816	$22,775
Add: Discount of electricity subsidy in China	209	565	32
Non-GAAP Net revenue	$3,723	$23,381	$22,807

GAAP Gross Margin
US. GAAP as reported	$1,141	$7,243	$6,800
Add: Discount of electricity subsidy in China	209	565	32
Non-GAAP Gross Margin	$1,350	$7,808	$6,832

Reconciliation of operating expenses
GAAP operating expenses	$(3,360)	$(8,683)	$(2,716)
Add: Discount of electricity subsidy in China	-	-	-
Add: Share based compensation	650	1,677	211
Add: Bad debt provision of receivables	-	2,314	-
Add: Impairment of long-lived assets	-	360	-
Add: Cancellation of project assets	-	175	-
Add: Gain from OCI credit	-	(428)	-
Add: Loss on disposal of project assets	-	-	286
Add: Loss on disposal of property, plant and equipment	-	238	-
Non-GAAP operating expenses	$(2,710)	$(4,347)	$(2,219)

	Three Months Ended
	March 31, 2022	December 31, 2021	March 31, 2021
Reconciliation of Operating Income
GAAP Operating Income	$(2,219)	$(1,440)	$4,084
Add: Discount of electricity subsidy in China	209	565	32
Add: Share based compensation	650	1,677	211
Add: Bad debt provision of receivables	-	2,314	-
Add: Impairment of long-lived assets	-	360	-
Add: Cancellation of project assets	-	175	-
Add: Gain from OCI credit	-	(428)	-
Add: Loss on disposal of project assets	-	-	286
Add: Loss on disposal of property, plant and equipment	-	238	-
Non-GAAP Operating Income	$(1,360)	$3,461	$4,613

Reconciliation of Net income attributed to ReneSola Ltd
GAAP Net income attributed to ReneSola Ltd	$(1,685)	$(1,576)	$774
Add: Discount of electricity subsidy in China	125	338	19
Add: Share based compensation	650	1,677	211
Add: Bad debt provision of receivables	-	2,214	-
Add: Impairment of long-lived assets	-	216	-
Add: Cancellation of project assets	-	175	-
Add: Gain from OCI credit	-	(428)	-
Add: Loss on disposal of project assets	-	-	286
Add: Loss on disposal of property, plant and equipment	-	142	-
Less: Gains on disposal of property, plant and equipment	-	-	-
Less: Interest income of discounted electricity subsidy in China	(181)	(78)	(156)
Add: Foreign exchange loss/(gain)	85	(189)	1,878
Non-GAAP Net income attributed to ReneSola Ltd	$(1,005)	$2,491	$3,012